AN OFFERING CIRCULAR PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING CIRCULAR FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING CIRCULAR IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

OFFERING CIRCULAR

DATED: March 18, 2025

GLOBAL HEALTH SOLUTIONS, INC. , dba Turn Therapeutics

250 N. Westlake Blvd.

Westlake Village, CA 91362

https ://turntherapeutics.com/

UP TO 1,332,149 SHARES OF COMMON STOCK PLUS

UP TO 266,430 BONUS SHARES(1)

Minimum Investment: $990.88 (88 shares)

SEE “SECURITIES BEING OFFERED”

AT PAGE 27

	Price to Public		Underwriting discount and commissions (2)	Proceeds to issuer before expenses
Price per share	$11.26	(3)	$0. 3941	$10.87
StartEngine processing fee per share (4)	$0.3941		$-	$-
Price Per share plus processing fee	$11.65		$-	$-
Total Maximum with processing fee (5)	$15,675,000		$525,000	$15,000,000
Total Maximum with Bonus Shares and StartEngine Shares (6)				$18,149,997

(1)	The company is offering up to 1,332,149 shares of common stock, plus up to 266,430 additional shares of common stock eligible to be issued as bonus shares (the “Bonus Shares”) to investors based upon a whether an investor is entitled to the StartEngine Venture Club Bonus (f/k/a StartEngine OWNers Bonus) (the “StartEngine Venture Club Bonus”), the amount of their investment, and whether the investor is an existing stockholder, as described in more detail in this Offering Circular. No additional consideration will be received by the company for the issuance of Bonus Shares and the company will absorb the cost of the issuance of the Bonus Shares. See “Plan of Distribution” for further details.
(2)	The company has engaged StartEngine Primary LLC (“StartEngine Primary”) to act as an underwriter of this offering as set forth in “Plan of Distribution” and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering. The company will pay a cash commission of 4.5% to StartEngine Primary on sales of the common stock, and the company will issue StartEngine Primary a number of shares of common stock equal to 1% of the common stock sold through StartEngine Primary (excluding Bonus Shares). The company will also pay a $20,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to StartEngine Primary by investors as discussed in footnote 4 below.
(3)	Does not include effective discount that would result from the issuance of Bonus Shares. See “Plan of Distribution” for further details.
(4)	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription (excluding Bonus Shares). See “Plan of Distribution” for additional discussion of this processing fee. Assuming the offering is fully subscribed (excluding Bonus Shares), investors would pay StartEngine Primary total processing fees of $525,000. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that the company is permitted to raise under Regulation A. However, it is not included in the gross proceeds received by the company.
(5)	We may issue up to 266,430 Shares eligible to be issued as Bonus Shares for no additional consideration, assuming that 100% of investors achieve the highest level of Bonus Shares and all promotional shares are issued. The value of the non-cash consideration assuming the maximum Bonus Shares are issued would be $3,450,000. For more information on Bonus Shares, see the “Plan of Distribution.” Assuming this Offering is fully subscribed and the maximum number of Bonus Shares are issued, the effective purchase price per share, excluding the cash value of the Bonus Shares, would be, $9.38 per share.
(6)	The proceeds to the issuer include the cash value of (a) bonus shares assuming the maximum number of bonus shares are issued in the offering, and (b) shares to be issued to StartEngine Primary as a commission, assuming the offering is fully subscribed.

The company expects that the amount of expenses of the offering that it will pay will be approximately $100,000, not including commissions, state filing fees or marketing expenses.

The offering will terminate at the earlier of: (i) the date at which the maximum offering amount has been sold (ii) the date at which the offering is earlier terminated by the company in its sole discretion or (iii) the date that is three years from this offering being qualified by the United States Securities and Exchange Commission (the “Commission”).

The company has engaged Bryn Mawr Trust Company of Delaware as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

There is currently no trading market for our common stock.

The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, none of which may ever occur. See “SUMMARY – Rights and Preferences of Common Stock.”

Upon the closing of this offering, assuming this offering is fully subscribed and the maximum number of bonus shares are issued, and including, all shares of common stock for which our Chief Executive Officer shall have the right to vote pursuant to voting proxies, our Chief Executive Officer shall hold over 68% of the voting power of the Company, on a fully diluted basis. Upon the closing of this offering, assuming this offering is fully subscribed and the maximum number of bonus shares are issued, and including, all shares of common stock for which our Chief Executive Officer shall have the right to vote pursuant to voting proxies, our executive officers and directors, as a group, shall hold over 71% of the voting power of the Company on a fully diluted basis.

These are speculative securities. Investing in our common stock involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 4.

Sales of these securities will commence within two (2) days of the qualification of this offering.

We shall file periodic reports as required pursuant to Rule 257(b).

We are following the “Offering Circular” format of disclosure under Regulation A.

In the event that the company becomes a reporting company under the Securities Exchange Act of 1934, the company intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this offering circular (this “Offering Circular”), the terms “Company,” “us” and “we,” refer to Global Health Solutions, Inc., dba Turn Therapeutics.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

This Summary highlights information contained elsewhere in this Offering Circular and does not contain all the information that you should consider in making your investment decision. Before investing in the common stock, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

We are an innovative healthcare company focused on advances in wound care, dermatology, and infectious disease. We were founded on the personal journey of our founder who suffered from a recurring, debilitating infection that required multiple surgeries and defied conventional treatments. Driven to find a solution, we developed a groundbreaking mixing technology publicly referred to as PermaFusion (https://vimeo.com/346442114). Using PermaFusion, he stably and permanently suspended polar, water-soluble ingredients in an oil carrier without an emulsifier. He employed this mixing process to develop a formula that cured his condition. This formula came to be known internally as GX-03 and externally as Hexagen.

Beyond its platform mixing technology, which may be used to create additional formulas, Hexagen has become our core asset. Hexagen serves as a primary or secondary component in a majority of our current products and pipeline products. We use our proprietary processes, technologies, and know-how to create, test, and obtain regulatory approval for our products with the goal of licensing such products to commercial partners. We are not currently engaged in the sales, marketing and/or commercialization of our products to the public. Instead, we, focus on product development and establishing partnerships with companies that have existing sales infrastructure to market and sell our products. We may, however, directly market and sell our products in the future.

During 2016, “Hexagen” received FDA clearance (K160872) as a medical device for the management of acute and chronic wounds, at which time we began selling the formula to McKesson for distribution. Because publications and case studies began reporting additional uses of Hexagen for eczema and onychomycosis, we ceased sales in 2019, to pursue new drug indications for eczema and onychomycosis.

During 2020, we recognized revenue through the sale of CurX, a specialty hand sanitizer we sold during the supply chain shortages in 2020. During 2022, we received an initial milestone payment from MimedX in connection with the licensing of our Flex product, which is recognized as deferred revenue. Future payments are contingent upon final FDA clearance of Flex.

The Current Offering

Securities offered	Maximum of 1,332,149 shares of common stock, plus up to 266,430 shares of common stock eligible to be issued as Bonus Shares for no additional consideration.
Minimum investment	$990.88 (88 shares of common stock)
Common stock outstanding before the offering, including, shares underlying outstanding convertible securities, and excluding unissued shares remaining in the option pool.	14,362,379 shares
Common stock outstanding after the offering, including, shares underlying outstanding convertible securities, and excluding unissued shares remaining in the option pool.	15,969,521 shares assuming issuance of all Bonus Shares available to investors in this offering.
Use or Proceeds	The net proceeds of this offering will be primarily used for research and development, working capital needs, and marketing and sales. See “Use of Proceeds.”
Risk Factors	Investing in our securities involves risks. See “Risk Factors” and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest.

Rights and Preferences of Common Stock

The company is currently held entirely in common stock. The holders of common stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The holders of our common stock are entitled to one vote per share, however, the holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the “Proxy”), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, none of which may ever occur. The proxy is set out in Section 6 of the Subscription Agreement which appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part (the “Subscription Agreement”). There exists uncertainty as to whether a court would enforce the irrevocability of the proxy. In addition, the inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.  See “Securities Being Offered – Voting Proxy” and “Risk Factors - Investors in our common stock will have to assign their voting rights.”

Pursuant to the Subscription Agreement, other than with respect to the gross negligence or willful misconduct of the Proxy, the Proxy will not be liable for any actions he/she takes or fails to take, in his/her capacity as the Proxy, while acting in good faith. Therefore, if the Proxy takes actions or omits to take actions which investors deem to be not in their best interests, as long as such actions do not constitute gross negligence or willful misconduct, and the Proxy is acting in good faith, the investors would not have any recourse against the Proxy. In addition, under the Subscription Agreement, except to the extent prohibited by applicable federal and state securities laws, each investor agrees to indemnify the Proxy from all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses arising out of or in connection with any act done or omitted in the Proxy’s capacity as representative of such investor, in each case as such losses are suffered or incurred. While it is uncertain whether a court would enforce such provision, if it did, investors in this offering could have indemnification obligations to the Proxy. See “Risk Factors - Our Subscription Agreement limits the liability of the proxy and provides the proxy with certain indemnification rights against the investors.”

As of December 31, 2024, our officers and directors, held approximately 62% of our outstanding common stock. See “Risk Factors – Our officers and directors have voting control.”

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	Our business is dependent on the successful development, regulatory approval, and commercialization of our current products, product candidates, and future products.

●	Clinical trials and preclinical studies are expensive, time-consuming, difficult to design and implement, and involve uncertain outcomes.

●	Changes in methods of product manufacturing or formulation may result in additional costs or delay.

●	Obtaining approval of a new device or drug is lengthy, expensive and inherently uncertain.

●	Interruption of our supply chain of ingredients could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

●	Our products could fail to achieve the sales projections we expect.

●	We have a limited operating history and there are inherent uncertainties and risks in pharmaceutical and medical device product development and commercialization.

●	Failure to comply with government regulations could adversely affect our business.

●	We may never achieve sustained profitability.

●	We depend on certain key personnel and must attract and retain additional talent.

●	Natural disasters and other events beyond our control could materially adversely affect us.

●	Our intellectual property could be unenforceable or ineffective.

●	If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

●	We face competition.

●	This offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised.

●	Terms of subsequent financings may adversely impact your investment.

●	Because no public trading market for our common stock currently exists, it will be difficult for you to sell the common stock and, if you are able to sell the common stock, you may have to sell them at a substantial discount to the price you paid for the common stock.

●	There is no public trading market for our common stock.

●	Investors in our common stock in this offering will assign their voting rights.

●	Our Subscription Agreement limits the liability of the proxy.

●	Our Subscription Agreement provides the proxy with certain indemnification rights against the investors.

●	Our Chief Executive Officer has voting control.

●	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California.

●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement.

●	Using a credit card to purchase shares may impact the return on your investment.

●	You must keep records of your investment for tax purposes.

RISK FACTORS

Investing in our common stock involves risk. In evaluating us and an investment in the common stock, careful consideration should be given to the following risk factors, in addition to the other information included in this offering circular. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in the common stock. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to The Pharmaceutical and Medical Device Business.

Our business is dependent on the successful development, regulatory approval, and commercialization of our current products, product candidates, and future products.

We expect to commence a human trial on patients with moderate-severe eczema in Q2 2025 on our medical device cleared by FDA for the management of atopic dermatitis. We currently have three total medical device clearances on completed products from the United States Food & Drug Administration. We have one developed medical device for which we expect FDA clearance in 2025. We have a completed drug candidate formula pending investigational new drug (“IND”) submission for moderate-severe eczema and onychomycosis. We have one pharmaceutical/drug candidate in the feasibility stage of development. The success of our business, including our ability to generate any substantial revenues in the future, will depend to a significant extent on both the successful regulatory approval and commercialization of our current and future products.

The clinical and commercial success of these current and future products will depend upon a number of factors, including the following:

●	our ability to successfully establish manufacturing and distribution partnerships or license our products to third party companies which successfully implement and execute a marketing and sales strategy for our current and/or future products in the U.S. and internationally, whether alone or in collaboration with others;

●	timely completion of our clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

●	whether we are required by the FDA or foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our current or future products or product candidates;

●	acceptance of our proposed indications and primary and secondary endpoint assessments relating to the proposed indications of our current or future products or product candidates by the FDA and foreign regulatory authorities;

●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our current or future products or product candidates;

●	the timely receipt of necessary marketing approvals from the FDA and foreign regulatory authorities for our current or future products or product candidates;

●	achieving, maintaining and, where applicable, ensuring that our third-party contractors achieve and maintain compliance with our contractual obligations and with all regulatory requirements applicable to Hexagen or any of our current or future products or product candidates

●	the ability of third parties upon which we rely to manufacture clinical trial and commercial supplies of Hexagen or any of our current or future products or product candidates to remain in good standing with relevant regulatory authorities and to develop, validate and maintain commercially viable manufacturing processes that are compliant with Current Good Manufacturing Practice (“cGMP”);

●	physician and patient demand for any of our current or future products or product candidates;

●	our ability to establish and enforce intellectual property rights in and to any of our current or future products or product candidates;

●	our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims; and

●	the ability to raise any additional required capital on acceptable terms, or at all.

Further, competitors who are developing competing products that have a similar mechanism of action may experience problems with their products that could indicate or result in class-wide problems or additional requirements that would potentially harm our business. Due to these risks and uncertainties, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of our current or future products or product candidates to achieve or maintain profitability.

Clinical trials and preclinical studies are expensive, time-consuming, difficult to design and implement, and involve uncertain outcomes.

Our pharmaceutical and medical device candidates that are in clinical development or preclinical studies will require, as applicable, extensive clinical testing before achieving regulatory approval in the form of a medical device clearance or new drug approval (“NDA”), or other similar application for regulatory approval, as an application for marketing authorization may be submitted to any foreign jurisdictions in which we may market and sell our products. We cannot provide any assurance that we will submit applications for regulatory approval for unapproved/future products or whether any such application will be accepted for review or ultimately approved by the relevant regulatory authorities.

Clinical trials and preclinical studies are expensive, time-consuming, and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. In addition, failures can occur at any stage of development, including clinical trials or preclinical studies, and we could encounter problems that cause us to abandon or repeat clinical trials or preclinical studies. In addition, results from clinical trials or preclinical studies may require further evaluation, delaying the next stage of development in the U.S. or another jurisdiction. Further, product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having successfully progressed through preclinical and earlier stage clinical trials. Such product candidates may exhibit safety signals in later stage clinical trials that they did not exhibit in earlier studies or trials. A number of companies in the pharmaceutical and medical device industry have suffered significant setbacks in, or the discontinuation of, advanced clinical trials with a product candidate due to lack of efficacy or adverse safety findings, despite having promising results in earlier trials or studies. Likewise, the results of early clinical trials or preclinical studies of our product candidates may not be predictive of the results of current or future development programs. There can also be no assurance that the results of studies conducted by collaborators or other third parties with similar product candidates in similar indications will be viewed favorably or indicative of our own future trial results.

If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be harmed, and our ability to generate product revenue from any of our future products, if approved, may be delayed. In addition, any delays in our clinical trials could increase our costs, cause a decline in our share price, slow down the approval process, and jeopardize our ability to commence product commercialization and generate revenue from said future products. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause or lead to a termination or suspension of, or delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical or clinical studies to bridge our modified product candidates to earlier versions. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring product candidates to market before we do, and the commercial viability of our product candidates could be significantly reduced.

In addition, we may encounter delays or difficulties in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials for our product candidates/future products. Furthermore, even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our clinical trials for these product candidates. Enrollment in our clinical trials may also be slower than we anticipate, or be stopped, leading to delays in the development timelines for our product candidates.

Changes in methods of product manufacturing or formulation may result in additional costs or delay.

As our product candidates proceed through the development process, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, FDA notification or FDA approval, or another regulatory authority’s notification or approval, as applicable, since similar requirements apply in other jurisdictions. This could delay the completion, or result in the abandonment of, clinical trials, require the conduct of bridging clinical trials, the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenues.

Obtaining approval of a new device or drug is lengthy, expensive, and inherently uncertain.

We cannot commercialize, in partnership or on our own, a future product until the appropriate regulatory authorities have reviewed and approved it. Approval by the FDA and comparable non-U.S. regulatory authorities is lengthy and unpredictable, and depends upon numerous factors, including substantial discretion of the regulatory authorities. Approval policies, regulations, or the type and amount of nonclinical or clinical data necessary to gain approval may change during the course of a product candidate’s development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Obtaining marketing approval of a new drug or device is an extensive, lengthy, expensive, and inherently uncertain process, and the FDA or other non-U.S. regulatory authorities may delay, limit or deny approval of a product candidate for many reasons, including:

●	we may not be able to demonstrate that a product candidate is safe and effective as a treatment for the targeted indications to the satisfaction of the FDA or other relevant regulatory authorities;

●	the FDA or other relevant regulatory authorities may require additional pre-approval studies or clinical trials, which would increase costs and prolong development timelines;

●	the results of clinical trials may not meet the level of statistical or clinical significance required by the FDA or other relevant regulatory authorities for marketing approval;

●	the FDA or other relevant regulatory authorities may disagree with the number, design, size, conduct or implementation of clinical trials, including the design of proposed preclinical and early clinical trials of any future product candidates;

●	the third parties that we retain to conduct clinical trials may take actions outside of our control, or otherwise commit errors or breaches of protocols, that adversely impact the clinical trials and ability to obtain marketing approvals;

●	the FDA or other relevant regulatory authorities may not find the data from nonclinical, preclinical studies or clinical trials sufficient to demonstrate that the clinical and other benefits of a product candidate outweigh its safety risks;

●	the FDA or other relevant regulatory authorities may require additional post-marketing studies and/or patient registries for product candidates;

●	the FDA or other relevant regulatory authorities may find the chemistry, manufacturing and controls data insufficient to support the quality of our product candidates;

●	the FDA or other relevant regulatory authorities may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers; or

●	the FDA or other relevant regulatory authorities may change their approval policies or adopt new regulations.

Our growth and future success depends significantly on our ability to successfully complete clinical trials for our product candidates, obtain regulatory approval for said candidates, and then successfully commercialize these products. Any inability to successfully initiate, conduct or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional nonclinical studies or clinical trials to bridge data obtained from our modified product candidates to data obtained from nonclinical and clinical research conducted using earlier versions of these product candidates. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize product candidates and may harm our business and results of operations.

Delays in the initiation, conduct, or completion of any clinical trial of our product candidates will increase our costs, slow down the product candidate development and approval process, and delay or potentially jeopardize our ability to receive regulatory approvals, commence product sales, and generate revenue. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any of these events could have a material adverse effect on our business, prospects, financial condition, and results of operations and have a negative impact on the price of our common shares.

Interruption of our supply chain of ingredients could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

We contract with suppliers to procure ingredients, supplies, equipment, and other materials and products. Any material interruption in our supply chain, such as material interruption of the supply of chemicals or ingredients or packaging for our products, could have a negative material impact on our business and our profitability. Disruptions could occur due to trade restrictions, such as increased tariffs or quotas, increased shipping prices, embargoes or customs restrictions, pandemics, social or labor unrest, weather or natural disasters, political disputes and military conflicts, or other potential incidents, could also have a negative material impact on our business and our profitability.

Our products could fail to achieve the sales projections we expect.

The company currently primarily relies upon the successful sales and marketing execution of commercial partners. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have a limited operating history and there are inherent uncertainties and risks in pharmaceutical and medical device product development and commercialization.

We are a pharmaceutical and medical device development company with a relatively limited operating history upon which you can evaluate our business and prospects. We were formed in January 2015 and our operations to date have primarily been limited to research, development, and out-licensing/partnering while pursuing additional indications for our technologies to similarly partner. The ability to execute on our business model and generate revenues depends on a number of factors, including our ability to:

●	successfully obtain requisite regulatory approval (IND) to begin drug trials and obtain approvals for said drug candidates;

●	identify new out-licensing and partnership opportunities;

●	realize the benefits of our strategic partnerships and other collaborations;

●	launch commercial sales of our product candidates following regulatory approvals, whether alone or in collaboration with others, including establishing sales, marketing and distribution systems;

●	attract and retain experienced management teams and operational personnel to support our ongoing clinical development efforts, and successfully prepare for the commercialization of our product candidates following regulatory approvals;

●	initiate and maintain relationships with third-party suppliers and manufacturers and have commercial quantities of product candidates, following regulatory approvals, manufactured at acceptable cost and quality levels and in compliance with FDA and other regulatory requirements

●	achieve market acceptance of product candidates following regulatory approvals in the medical community and with third-party payors and consumers;

●	raise additional funds when needed and on terms acceptable to us;

●	successfully identify new product candidates through our discovery efforts and advance those product candidates into preclinical studies and clinical trials; and

●	maintain, expand and protect our intellectual property portfolio.

Failure to comply with government regulations could adversely affect our business.

We use an extensive network of contract manufacturers, including chemical manufacturers and contract production manufacturers. Many of these facilities are subject to ongoing regulation, including periodic inspections by the FDA and other regulatory authorities. Possible regulatory actions for non-compliance on the part of these manufacturers could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of our products, and criminal prosecution. These actions could result in, among other things, substantial modifications to our business practices and operations, refunds, recalls, or seizures of our products, and a total or partial shutdown of production in one or more of our facilities while we or our suppliers remedy the alleged violation, and/or withdrawals or suspensions of current products from the market. Any of these events could disrupt our business and have a material adverse effect on our business.

After our products receive regulatory approval or clearance, we, and our suppliers, distributors, licensee and other partners remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations and claims. For example, the FDA conducts ongoing inspections to determine whether our record keeping, production processes and controls, personnel and quality control are in compliance with the Good Manufacturing Practice regulations, the Quality System Regulation, and other FDA regulations. Adverse findings during regulatory inspections may result in the implementation of Risk Evaluation and Mitigation Strategies programs, completion of government-mandated post marketing clinical studies, and government enforcement action relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls noted above.

Other Business Risks

We may never achieve sustained profitability.

Investment in medical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval and/or become commercially viable. Additionally, while we have achieved regulatory clearances on medical devices, we cannot guarantee the success of our existing or future commercial partners on whom we do and intend to rely for commercialization. We cannot estimate with precision the extent of our future losses due to the expensive nature of drug trials and unpredictable commercial outcomes of our medical device partnerships. Since inception, we have incurred significant losses and negative cash flows from operations due to our consistent focus on continuing research and development to expand indications and market opportunities.

We may never be able to successfully commercialize our product candidates. Even when/if approved, our product candidates may not generate meaningful product revenues or enable us to achieve or maintain profitability. It is therefore possible that we will incur substantial operating losses for the foreseeable future. Our ability to generate meaningful product revenues and achieve and sustain profitability depends on our ability to complete the development of our product candidates, obtain necessary regulatory approvals for our product candidates, and manufacture and successfully market our product candidates alone or in collaboration with others. Revenues from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we have or may gain regulatory approval, the accepted price for the product candidate, the ability to obtain reimbursement at any price, and the overall competitive landscape. Even if we achieve profitability from product revenues in the future, we may not be able to sustain profitability in subsequent periods. Our failure to achieve and sustain profitability could depress the market value of our company and impair our ability to raise capital, expand our business and pipeline, and market any product candidates following regulatory approval.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we will need to attract and hire additional employees in manufacturing, operations, clinical development, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is possible that our business will suffer from not having the right employees in the right positions at the right times. This could adversely impact the value of your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We currently hold 10 issued United States patents, various US pending patents, 2 issued international patents, and several trademarks. We also have various trade secrets, including, but not limited to, proprietary mixing processes and compositions, including trade secrets covering our core formula. Competitors may misappropriate or violate the rights owned by us. While we intend to vigorously protect our intellectual property portfolio from such violations and have previously achieved success in such defenses, the costs of protection may be costly. As is often seen in such businesses, we are currently in a dispute with an individual attempting to achieve patent claims that may overlap with one or more of our issued patents. See OUR BUSINESS – Litigation.

In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease selling one or more of our products, pay damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management’s attention from our core operations.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for operating our business, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate and/or capital obtained via financing(s), our operating results, business and prospects will be harmed.

We face competition.

Many of our competitors include large pharmaceutical and medical device companies which have substantially greater financial, research and development, sales, marketing, distribution, and other resources, and have been in business longer with greater brand recognition. Their greater capabilities in these areas may enable them to compete more effectively on the basis of price, more quickly develop new products, and more easily withstand increasing costs.

Risks Related to the Offering of our Common Stock.

This offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised.

We are offering common stock in the amount of up to $15,000,000 in this offering, but may sell much less. The Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. Even if we raise the maximum amount we are seeking in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase the Common Stock in this Offering.

Certain investors who purchase Common Stock in this Offering are entitled to receive additional shares of Common Stock (the “Bonus Shares”) that effectively provide a discount on price based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering, and by the status of the investor as a current stockholder, or as an investor eligible to receive the StartEngine Venture Club Bonus. These categories are cumulative and an investor will be eligible for any category for which they qualify. Bonus Shares will effectively act as a discount to the price at which the Company is offering its stock. For more details, including all of the Bonus Shares being offered, see Plan of Distribution. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this Offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock, including, but not limited to, having dividend and liquidation preferences. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

We are parties to a Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”) which appears as Exhibit 6.2 to the Offering Statement of which this Offering Circular forms a part. Under the share purchase agreement, GEM committed to purchasing up to $75,000,000 in shares of our common stock, subject to certain conditions, including our listing on a public securities exchange. If our shares are listed on a public exchange and we exercise our rights to draw down capital pursuant to the share purchase agreement, it could result in dilution to existing shareholders. Shares sold to GEM under the drawdown provisions are priced at 90% of the average daily closing price over a 15-day period with a ‘floor’ price set by the company, potentially resulting in shares being issued at a discount to the market price. Additionally, GEM will receive a warrant granting the right to purchase common stock equal to 4% of our fully diluted shares immediately following a public listing, which could further dilute existing shareholders. Should we publicly list, we are also obligated to pay GEM a commitment fee of up to $750,000, either in cash or freely tradable shares, and additional shares may need to be issued if the initial issuance does not fully satisfy the fee. These provisions may result in the issuance of a significant number of shares, adversely affecting the market price and diluting the ownership interests of existing shareholders.

There is currently no public trading market for our common stock.

There is no public market for our Shares. Until our Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability for a transfer and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you are able to sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

Investors in our common stock in this offering will assign their voting rights.

The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the “Proxy”), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our Subscription Agreement limits the liability of the proxy.

Pursuant to the Subscription Agreement, other than with respect to the gross negligence or willful misconduct of the Proxy, the Proxy will not be liable for any actions he/she takes or fails to take, in his/her capacity as the Proxy, while acting in good faith. Therefore, if the Proxy takes actions or omits to take actions which investors deem to be not in their best interests, as long as such actions do not constitute gross negligence or willful misconduct, and the Proxy is acting in good faith, the investors would not have any recourse against the Proxy.

Our Subscription Agreement provides the proxy with certain indemnification rights against the investors

Under the Subscription Agreement, except to the extent prohibited by applicable federal and state securities laws, each investor agrees to indemnify the Proxy from all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses arising out of or in connection with any act done or omitted in the Proxy’s capacity as representative of such investor, in each case as such losses are suffered or incurred. While it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy and is therefore unenforceable, and it is uncertain whether a court would enforce such provision, if it did, investors in this offering could have indemnification obligations to the Proxy.

Our Chief Executive Officer has voting control.

Upon the closing of this offering, assuming this offering is fully subscribed and the maximum number of bonus shares are issued, and including, all shares of common stock for which our Chief Executive Officer shall have the right to vote pursuant to voting proxies, our Chief Executive Officer shall hold over 68% of the voting power of the Company on a fully diluted basis. As a result, he has control of our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of California, which governs the agreement, by a federal or state court in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment.

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the common stock, you will probably need to pay tax on the long or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the common stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

DILUTION

Dilution means a reduction in value, control, or earnings of the common stock an investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

The following table demonstrates the price that new investors are paying for their common stock with the effective cash price paid by existing stockholders. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to our insiders and prior investors, than just including such transactions for the last 12 months, which is what the Commission requires.

	Dates Issued	Issued Shares		Potential Shares		Total Issued and Potential Shares	Effective Cash Price Per Share
Common Stock (Founder)	2015	9,000,000		-		9,000,000	$0.0000
Common Stock	2017	1,000,000				1,000,000	$0.0488
Common Stock	2017	2,000,000				2,000,000	$2.5000
Common Stock	2019	723,348				723,348	$7.0800
Common Stock	2022	401,238	(1)			401,238	$6.1061
Common Stock	2023	122,655				122,655	$6.9300
Common Stock (Regulation CF)	2024	240,085	(2)	-		240,085	$7.8315
Common Stock Options	2018-2023			851,243	(3)	851,243	$4.6256	(4)
Warrants				23,810		23,810	$0.0100
Total Common Stock and Common Stock Equivalents		13,487,326				14,362,379	$0.7446
Investors in this Offering, assuming fully subscribed with maximum Bonus Shares, and StartEngine's equity commission.		1,607,142		-		1,607,142	$9.3333
Total after including of this offering		15,094,468		875,053		15,969,521	$0.4657

(1) Shares issued upon conversion of $2,608,045 in principal and accrued interest due under convertible promissory notes.

(2) Includes 33,346 bonus shares issued to investors and 6,144 shares to be issued to StartEngine Primary as a commission.

(3) Assumes conversion at exercise price of all issued and outstanding  options.

(4) Stock Option pricing is weighted average exercise price of outstanding option, including unvested shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares of common stock or securities convertible into shares of common stock. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares, or other equity securities in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In May 2023, Ben invests $20,000 in shares that represent 2% of a company valued at $1 million.

●	In December 2023, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Ben now owns only 1.3% of the company but his stake is worth $200,000.

●	In May 2024, the company has run into serious problems and, in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Ben now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes, stock options, or warrants into shares. While the company currently has no outstanding convertible notes, typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money.

We are parties to a Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”) which could result in the issuance of a significant number of shares upon and/or after a public listing, which could result in dilution of the ownership interests of our stockholders. See “Risk Factors - Terms of subsequent financings may adversely impact your investment.”

If you are making an investment expecting to own a certain percentage of our capital stock or expecting each share of common stock to hold a certain amount of value, it’s important to realize how the value of the common stock can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Plan of Distribution

The company is offering up to 1,332,149 Shares, plus up to 266,430 additional Shares eligible to be issued as Bonus Shares to investors based upon whether an investor is entitled to the StartEngine Venture Club Bonus, the amount of their investment, whether the investor is an existing stockholder, and whether the investor made a non-binding indication of interest, as described in this Offering Circular. No additional consideration will be received by the company for the issuance of Bonus Shares and the company will absorb the cost of the issuance of the Bonus Shares. The maximum offering amount is $15,000,000. The cash price per Share is $11.26 and the minimum investment is $990.88 (88 shares).

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the website operated by StartEngine Crowdfunding, Inc.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission, the company will file a post-qualification amendment to include our recent financial statements.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

Commissions, Discounts, Expenses and Fees

The following table shows the total discounts, commissions and fees payable to StartEngine Primary in connection with this offering, assuming this offering is fully subscribed:

StartEngine processing fee paid by investors to StartEngine (1)	$525,000
StartEngine commission paid by the company to StartEngine (2)	$675,000
Value of Shares issued to StartEngine (3)	$150,000
StartEngine out of pocket expenses paid by the company (4)	$20,000

(1) Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription.

(2) StartEngine Primary will receive commissions paid by the company of 4.5% of the offering proceeds.

(3) StartEngine Primary will be issued the number of Shares equal to 1% of the number of Shares sold in this offering (excluding Bonus Shares), rounded to the nearest whole share. Assuming the company raises the maximum amount in this offering, it would issue 13,321 Shares to StartEngine Primary, valued at $150,000.

(4) The company will also pay $20,000 to StartEngine Primary for out-of-pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of our offering. Any portion of this amount not expended and accounted for will be returned to the company.

Assuming the full amount of the offering is raised, the company estimates that the total value of the commissions, discounts, expense and fees of the offering payable or owed by the company and the investors to StartEngine Primary will be approximately $1,370,000. No fees or commissions will be paid with respect to the issuance of Bonus Shares in this offering.

The company will pay a cash commission of 4.5% to StartEngine Primary on sales of the Shares, and the company will issue StartEngine Primary a number of Shares equal to 1% of the Shares sold through StartEngine Primary (excluding Bonus Shares). The company will also pay a $20,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to StartEngine Primary by investors. StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities.

StartEngine Primary LLC will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), StartEngine Primary will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Escrow Agent

We have entered into an Escrow Services Agreement with Bryn Mawr Trust Company of Delaware LLC (the “Escrow Agent”), which can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part. Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

The Escrow Agent is not participating as an underwriter, placement agent or sales agent of this offering and will not solicit any investments, recommend our securities, distribute this Offering Circular or other offering materials to investors or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such. The use of the Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of us or this offering. All inquiries regarding this offering or escrow should be made directly to us.

For its services, the Escrow Agent will receive an escrow cash management fee in the amount of $500.00 per year.

No minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds. See “Risk Factors - This offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised.”

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase whole shares. We will conduct multiple closings on investments (so not all investors will receive their shares on the same date). Each time we accept funds transferred from the Escrow Agent is defined as a “Closing.” The funds tendered by potential investors will be held by the Escrow Agent and will be transferred to us at each Closing.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. The company estimates that processing fees for credit card subscriptions will be approximately 4% of total funds invested per transaction, although credit card processing fees may fluctuate. The company intends to pay these fees and will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks. The company estimates that a significant portion of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds.” Upon closing, funds tendered by investors will be made available to the company for its use.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto. Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the StartEngine processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned. In the event that the company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, the company agrees that 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the offering. 60 days after the close of the offering, 75% of the deposit hold will be released to the company. The remaining 25% will be held for the final 120 days of the deposit hold.

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Bonus Shares for StartEngine Venture Club Members

In addition to the Loyalty Bonus and Amount-Based Bonus described below under Investor Perks and Additional Bonus Shares, certain investors who are members of the StartEngine Venture Club Bonus program, who invest in this offering are entitled to 10% Bonus Shares of our Common Stock (effectively a discount on the price paid per share). For example, anyone who is a member of the StartEngine Venture Club Bonus program will receive 110 shares for every 100 shares they purchase in the offering. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The general public can become members of the StartEngine Venture Club Bonus program on StartEngine’s website for $275 per year. Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the StartEngine Venture Club Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine Venture Club member.

Bonus Shares and Perks

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional shares of Common Stock equal to an amount that is 3% to 20% of the number of shares purchased for no additional consideration paid (“Bonus Shares”). Investors who purchase shares of Common Stock are eligible to receive Bonus Shares based on the amount of their investment, their status as a current stockholder, or are eligible to receive the StartEngine Venture Club Bonus. Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Shares. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum amount of 20% Bonus Shares.

The StartEngine Venture Club Bonus, Loyalty Bonus and the Amount-Based Bonus are stacked. Therefore, any investor that satisfies the requirements for any Bonus Shares, will receive the maximum aggregate amount of (a) Venture Club Bonus shares if they are part of the StartEngine Venture Club Bonus program, (b) Loyalty Bonus shares if they are prior owners, and (c) Amount-Based Bonus shares for which they qualify%. For purposes of clarity and by way of example, if a StartEngine Venture Club member, who is a prior investor in our Regulation CF Offering, and invests $25,000 in this offering, such investor would qualify for the StartEngine Owner’s Bonus (10% Bonus Shares), the Loyalty Bonus (3% Bonus Shares) and the Amount-Based Bonus shares (7% Bonus Shares), for an aggregate of 20% Bonus Shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Loyalty Bonus

Investors who have previously, in a prior offering, invested in the Company, receive 3% Bonus Shares (the “Loyalty Bonus”), in addition to any StartEngine Venture Club Bonus shares, or Amount-Based Bonus shares, to which they are entitled to receive.

Amount-Based Bonus

Investors who invest $5,000 or more during the offering, are entitled to receive certain bonus shares based on the amount invested (the “Amount-Based Bonus”), in addition to any StartEngine Venture Club Bonus shares \ and Loyalty Bonus shares to which they are entitled to receive.

Investment Amt	Bonus Shares
$5,000-$9,999.99	3%
$10,000-$24,999.99	5%
$25,000+	7%

The 10% StartEngine Venture Club Bonus

We will offer 10% additional Bonus Shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus (the “Venture Club Bonus”).

This means eligible StartEngine Venture Club participants will receive a 10% bonus for any shares they purchase in this offering. This 10% Bonus is only valid during the investor’s eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The StartEngine Venture Club (previously known as the Owner’s Bonus) is available to all customers of StartEngine. Membership in the StartEngine Venture Club costs $275 per year. Memberships can be purchased during the subscription process for investing in an offering, or on a standalone basis.

Transfer Agent

We have engaged StartEngine Secure, LLC, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.

Provisions of Note in Our subscription agreement

Exclusive Venue

Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of California. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted this provision to limit the time and expense incurred by our management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on our operations.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

USE OF PROCEEDS

The table below sets forth the manner in which we intend to use the net proceeds we receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the common stock we are offering. All amounts listed below are estimates.

	Raise Amount
	$3.75M	$7.5M	$11.25M	15M
Offering Proceeds
Gross Proceeds	$3,750,000	$7,500,000	$11,250,000	$15,000,000
Offering Expenses (1)	$288,750	$457,500	$626,250	$795,000
Total Proceeds Available for Use	$3,461,250	$7,042,500	$10,623,750	$14,205,000
Estimated Expenses
Research & Development	$1,626,788	$3,732,525	$6,905,438	$8,949,150
Toxicology Testing - Eczema & Onychomycosis	$1,350,000	$1,350,000	$1,350,000	$1,350,000
Regulatory Approvals - Eczema	$276,788	$276,788	$276,788	$276,788
Repeat insult patch testing - Eczema & Onychomycosis		$1,200,000	$1,200,000	$1,200,000
Long Term Toxicology Testing - Onychomycosis		$750,000	$750,000	$750,000
Regulatory Filings - Onychomycosis		$155,737	$155,737	$155,737
Healthy Volunteer Study - Eczema & Onychomycosis			$3,172,913	$3,172,913
Phase 3 Clinical Trial - Eczema (2)				$2,043,712
Marketing	$449,963	$915,525	$956,138	$1,420,500
Brand Development	$120,000	$350,000	$350,000	$760,500
General PR & Press Releases & IR	$249,963	$405,525	$446,138	$500,000
Conferences & Seminars	$80,000	$160,000	$160,000	$160,000

General and Administrative (3)	$1,384,500	$2,394,450	$2,762,175	$3,835,350
TOTAL	$3,461,251	$7,042,500	$10,623,751	$14,205,000

(1) Includes commissions to StartEngine, as well as estimated legal and accounting fees related to this offering, but excludes other offering related expenses, including, but not limited to, credit card fees and investor acquisition marketing expenses.

(2) Does not include the full of the phase 3 eczema trial.

(3)  Includes payment of salaries to officers of the Company and other operating expenses. As of the filing date, excluding our cash on hand, if this offering is fully subscribed, we believe we will be able to fund our operations through Q4 2028. If this offering is 75% subscribed, we believe we will be able to fund our operations through Q4 2027. If this offering is 75% subscribed, we believe we will be able to fund our operations through Q2 2027. If this offering is 25% subscribed, we believe we will be able to fund our operations through Q3 2026.

During the course of the offering, the company may issue Bonus Shares as described under “Plan of Distribution.” The issuance of Bonus Shares does not affect the potential proceeds that may be received by the company.

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of this offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

OUR BUSINESS

This discussion should be read in conjunction with the other sections of this Offering Circular, including "Risk Factors," "Use of Proceeds," “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

Introduction

We are an innovative healthcare company focused on advances in wound care, dermatology, and infectious disease. We were founded on the personal journey of our founder who suffered from a recurring, debilitating infection that required multiple surgeries and defied conventional treatments. Driven to find a solution, we developed a groundbreaking mixing technology publicly referred to as PermaFusion (https://vimeo.com/346442114). Using PermaFusion, he stably and permanently suspended polar, water-soluble ingredients in an oil carrier without an emulsifier. He employed this mixing process to develop a formula that ultimately healed his chronic wounds and eliminated recurrence. This formula came to be known internally as GX-03 and is now known, externally, as Hexagen. It is an ointment form product that employs our proprietary mixing process to suspend polar, water-soluble ingredients (such as PHMB and BZK) in petrolatum without an emulsifier.

Our founder sought 510(k) clearance for the formula in advanced wound and burn management under product code FRO. It was received in November of 2016 (K160872). In order to obtain 510(k) clearance, extensive animal, laboratory, and manufacturing testing was conducted to prove that the product was as safe and effective as a similar product with an existing form/function. These similar products are deemed “predicate products.” He also sought 510(k) clearance for the formula as a management tool for the skin and symptoms of various dernatoses, including atopic; this clearance was received in August of 2017 (K171191). Our founder also sought 510(k) clearance for an antimicrobial gauze impregnated with the formula; after extensive additional testing including packaging and sterilization validations, he received this clearance in October of 2019 (K183681). In 2020, our founder developed a combination collagen powder/Hexagen medical device (“Flex”) intended to be used in wounds and burns as a medical device. That formula and its specific IP was licensed to MiMedX prior to FDA clearance. After the license agreement was executed, the licensor elected to undertake a De Novo device clearance for the formula rather than a 510(K) clearance as we had originally intended. The licensor also elected to exclusively facilitate all additional product testing and interactions with the agency. We expect its completion before the end of 2025.

Our model is to license and/or sell medical device products through commercial partners while the company focuses its efforts on research and development of new drug indications. Between 2017 and 2019, we sold Hexagen for wound care to McKesson, which distributed the product. Because publications and case studies began reporting additional uses of Hexagen for eczema and onychomycosis, we ceased sales of Hexagen in 2019 to pursue new drug indications for the formula in eczema and onychomycosis. However, we pursued, and are still pursuing, partnership agreements for its other medical devices, such as Flex’s license to MiMedx. We are also currently in final contract negotiation with a licensor for the antimicrobial gauze product (K183681).

We are now focused on new drug approval for the GX-03/Hexagen formula as a treatment for eczema and onychomycosis, indications which require drug approvals for marketing. The proposed active pharmaceutical ingredient in these drug approval applications will be polyhexanide, a well-researched cationic biocide that has never been employed as a drug API in the United States. The intended drug formula is identical to the cleared device formula.

The following medical devices and pharmaceuticals incorporating the Hexagen formula are complete or in development:

Product	Purpose	Product Development Stage	Research/Clinical Stage	FDA Approval Status
GX-03/Hexagen	Wounds and Burns/Medical Device	Complete	Complete	Complete
GX-03/Hexagen	Dermatitis Management	Complete	Complete	Complete
Sterile Gauze Impregnated with GX-03/Hexagen	Wounds and post-surgical dressing/Medical Device	Complete	Complete	Complete
Sterile Collagen/Hexagen Powder	Wounds and burns/Medical Device	Complete	Ongoing	Ongoing
GX-03/Hexagen for Moderate-Severe Eczema	Treatment of moderate-severe eczema/Drug	Complete	Pre-IND	Not yet submitted
GX-03/Hexagen for Onychomycosis	Treatment of onychomycosis/Drug	Complete	Pre-IND	Not yet submitted

Thermostable Intranasal Vaccine

We are attempting to advance vaccine delivery technologies through our proprietary suspension platform in order to extend the availability of important vaccines to remote areas, such as low and middle income countries. In order to do so, we have partnered with IAVI.org to stabilize their live vaccine for Marburg Virus in our carrier, which they believed upon entering the agreement may have better heat tolerance and shelf life in our delivery technology. Additionally, they believe intranasal delivery of this vaccine will be more effective than injection, which the viscous delivery system would better permit. Marburg Virus is a hemorrhagic fever often seen in low and middle income countries). Currently, their vaccine (and many live vaccines like it) suffer from short (2-4) hour room-temperature shelf lives and requirements to deep freeze during transport. This makes transport to remote areas difficult. Leveraging our technology, we have completed successfully suspending the vaccine in our carrier system using the PermaFusion process. This breakthrough has already shown the vaccine can survive both the mixing and 6x its current stated shelf life. At this time, we are working with IAVI to refine our assays to properly ascertain the exact amount of remaining live vaccine in the new composition over time as it compares to the control. Following this assay development, we intend to conduct a parallel-arm, in-vitro stability study (4C and ambient temp) for up to 30 days and assess the viability of the mixed vaccine in our carrier system against the control. The intention of the partnership in its current form is to complete this stability work and publish the results. After this Time, turn intends to fund the remaining research with IAVI as its research partner in order to get the vaccine to market.

Mimedx Agreement

In 2022, the Company entered into a licensing and distribution agreement with MiMedx (NASDAQ: MDXG) wherein the Company granted certain exclusive and non-exclusive licenses and distribution rights to MiMedx against milestone payments. Later, in November 2022, the agreement was amended to change the milestone payment amounts and milestones. The Company received a $1,000,000 milestone upon execution of the agreement, while $450,000 was provided to the Company prior to execution of the agreement by MiMedX to extend the “Letter of Intent” period under which the contract could be finalized. The $450,000 received is to be adjusted from the next milestone payment due upon later of (i) FDA marketing approval, (ii) MiMedx entering into a supply agreement, or (iii) the Company’s completion of regulatory and quality activities. The Company has concluded that the primary obligation relating to clearance/launch has not been satisfied and therefore, the amounts received have been recorded as Deferred Revenue in the consolidated balance sheet.

Under the agreement, the Company is also entitled to product-launch-based milestone payment and certain progressive aggregate sales-based milestone payments. The Company is also entitled to a middle one-digit royalty percentage of net sales under the license agreement.

Industry and Competition

The global advanced wound care market is estimated at $18.72 billion in 2024, with a projected compound annual growth rate (CAGR) of 5.09% (https://www.marketresearchfuture.com/reports/advanced-wound-care-market-37484?utm_source=chatgpt.com). Advanced wound care products are essential for treating chronic wounds such as diabetic foot ulcers, pressure ulcers, and burns. Despite the market's growth, current offerings are often limited by the need for frequent application, wound toxicity, and susceptibility to microbial infiltration/colonization. Effective products that minimize risk and maximize healing rate while reducing the rate of microbial infiltration to the wound/dressing(s) would meet significant unmet needs in this space.

The market for the treatment of eczema is estimated at $12.3 billion worldwide (https://www.factmr.com/report/4603/atopic-dermatitis-market). Moderate-severe eczema represents an estimated 40% of this market. The current drug leading the moderate-severe eczema market is Dupixent, which did over $1lB in revenue last year despite being an injectable biologic that some parents strongly disfavor.

The market for the treatment of onychomycosis is estimated at $3.4 billion, and the majority of patients who have onychomycosis do not seek treatment typically due to limited safe and effective options (https://finance.yahoo.com/news/regeneron-pharmaceuticals-inc-regn-reports-123217769.html). Topicals range from ~6%-18% effective (https://www.accessdata.fda.gov/drugsatfda_docs/label/2014/204427s000lbl.pdf). The CDC says current topicals are ineffective (https:www.cdc.gov/fungal/nail-infections.html). The only non-topical is oral Lamisil (generic and -$5.00/month), which has a significant side effect profile and requires monthly blood tests (https://online.lexi.com/lco/medguides/625300.pdf).

The global vaccine market was estimated at USD $62 billion in 2023 and is expected to grow at a CAGR of 5.74% from 2024 to 2030 (https://www.grandviewresearch.com/industry-analysis/vaccine-market). Vaccines represent a crucial segment, particularly for diseases requiring robust, long-lasting immunity. However, challenges such as cold-chain logistics and limited thermostability have historically hindered access in developing countries. Innovations in thermostable, intranasal vaccines can address these issues, opening significant opportunities to improve global immunization coverage and penetrate untapped markets.

Employees

We currently have one full time and three part-time employees, with various contractors in the United States serving in manufacturing, regulatory, quality, and laboratory/clinical testing functions.

Government Regulation

We are subject to extensive federal, state, and local government regulation, including those relating to public health and safety, labeling and disclosure requirements, and drug and device safety regulations. Failure to obtain or retain necessary licenses, registrations, clearances, approvals, or exemptions could adversely affect the operation of our business. We are also subject to federal and state labor and employment laws, including the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986, and the Americans with Disabilities Act (“ADA”), among others, which regulate matters such as minimum wage, overtime, employment tax rates, workers’ compensation, citizenship requirements, and workplace accommodations.

The products in our portfolio and pipeline require either FDA clearance as a medical device or FDA approval as a drug or biologic. The FDA regulatory process varies depending on whether a product is classified as a medical device, pharmaceutical (drug), or biologic.

Medical Devices

Medical devices are tools, machines, implants, or instruments used to diagnose or manage medical conditions without altering the body's chemical structure. The FDA regulates medical devices under the Federal Food, Drug, and Cosmetic Act (FDCA) and classifies them into three categories based on their risk profile:

•	Class I and II devices typically require premarket notification through the 510(k) process, demonstrating that the device is substantially equivalent to an already legally marketed device. Our existing medical device clearances were obtained via th 510(k) proves.
•	Class III devices and novel devices that lack a predicate device may require de novo classification or a Premarket Approval (PMA), which involves more extensive clinical testing and a comprehensive review of safety and efficacy. Our partner has elected to pursue De Novo classification for the Flex product for internal reasons, which requires more testing.

Our future medical devices are expected to be subject to either the 510(k) clearance process or the de novo pathway, depending on the specific classification determined by the FDA.

Drugs and Biologics

Pharmaceutical drugs and biologics undergo a rigorous New Drug Application (NDA) or Biologics License Application (BLA) process, which includes multiple stages:

1.	Preclinical Testing – Laboratory and animal studies assess the safety and efficacy of the product before human trials.
2.	Investigational New Drug (IND) Application – Before beginning clinical trials, an IND must be submitted to the FDA, detailing results of pre-IND data and proposed studies.
3.	Clinical Trials – Conducted in three phases unless specified by the agency in meetings/interactions:
o	Phase 1: Small-scale trials assessing safety as well as potentially dosing.
o	Phase 2: Larger trials evaluating effectiveness and further assessing safety.
o	Phase 3: Large-scale trials confirming efficacy and monitoring adverse effects across diverse populations.
4.	New Drug Application (NDA) or Biologics License Application (BLA) – Following successful clinical trials, a formal application is submitted for FDA approval.

Our Drug and Biologic Programs

•	Eczema and Onychomycosis Program: Assuming success of the clinical programs, these submissions will be New Drug Applications (NDA) incorporating a new chemical entity (NCE) as its active ingredient (polyhexanide).
•	Thermostable Vaccine Program: This vaccine candidate will be submitted as a drug product under an NDA or a Biologics License Application (BLA) for a rare tropical disease (Marburg Virus) and/or a critical pathogen. The regulatory pathway will be determined based on classification as a drug or biologic, and it may qualify for priority review, accelerated approval, or orphan drug designation based on its intended use.

Post-Marketing Requirements

After FDA approval or clearance, we will be subject to post-marketing surveillance and compliance obligations, including:

•	Adverse event reporting and post-market safety monitoring.
•	Post-market studies (if required by the FDA for additional safety or efficacy data).
•	Compliance with Current Good Manufacturing Practices (cGMP) for drugs and Quality System Regulations (QSR) for medical devices.
•	Marketing and advertising regulations to ensure promotional materials do not mislead consumers or misrepresent safety and effectiveness.

Failure to comply with these requirements could result in FDA enforcement actions, including warning letters, product recalls, or withdrawal of approval.

Intellectual Property

We have multiple issued United States and international patents covering, among other things, our methods of mixing, chemical compositions, and uses of such compositions. Below is the table of our issued patents, all of which are owned by us:

Title	Patent Number	Jurisdiction	Expiration Date
Petrolatum-Based PHMB Compositions and Methods of Treatment for Onychomycosis	12,097,171	United States	September 24, 2041
Petrolatum-Based Compositions Comprising Cationic Biocides	12,097,289	United States	September 24, 2041
Petrolatum-Based Delivery Systems and for Active Ingredients	12,083,221	United States	September 10, 2041
Methods and Compositions for Eye Care	10,933,087	United States	March 2, 2041
Petrolatum-Based Compositions and Methods of Treatment for Onychomycosis	11,116,734	United States	September 14, 2041
Petrolatum-Based Delivery Systems and for Active Ingredients	10,966,927	United States	April 6, 2041
Petrolatum-Based PHMB Compositions and Methods of Treatment for Onychomycosis	11,110,071	United States	September 7, 2041
Petrolatum-Based Compositions Comprising Cationic Biocides	10,874,608	United States	December 29, 2040
Oil-Based Wound Care Compositions and Methods	11,565,020	United States	January 31, 2045
Petrolatum-Based Compositions Comprising Cationic Biocides	KR102132543B1	Korea	May 27, 2036
Petrolatum-Based Delivery Systems and for Active Ingredients	JP6869974B2	Japan	May 27, 2036
Petrolatum-Based Delivery Systems and for Active Ingredients	KR102132544B1	Korea	May 27, 2036
Petrolatum-Based PHMB Compositions and Methods of Treatment for Onychomycosis	EP3911306B1	Europe	January 16, 2040

Below is the table of allowed and pending patent applications, all of which are owned by us:

Patent Applications	Application No.	Jurisdiction
Onychomycosis Treatment - Petrolatum-based PHMB composition (85%+ petrolatum, 0.05%-2.5% PHMB)	17/467,406	US
Cationic Biocide Petrolatum Composition - Method of preparing a stable petrolatum-based composition (80%+ petrolatum, cationic biocide, no emulsifier)	17/135,646	US
Petrolatum-Based Compositions with Cationic Biocides	17/135,646	US
Petrolatum-Based Delivery Systems	17/222,061	US
Petrolatum-Based Delivery Systems	17/020,567	US
Petrolatum-Based Delivery Systems	17/470,971	US
Petrolatum-Based Delivery Systems - China	CN108136027A	China
Petrolatum-Based Delivery Systems - Europe	EP3310392A4	Europe
Petrolatum-Based PHMB Compositions for Onychomycosis	17/467,406	US
Petrolatum-Based PHMB Compositions for Onychomycosis - Japan	JP2022522992A	Japan
Petrolatum-Based PHMB Compositions for Onychomycosis - Canada	CA3127079	Canada
Petrolatum-Based Compositions for Onychomycosis	17/468,809	US
Powdered Collagen Wound Care Compositions	18/087,128	US
Powdered Collagen Wound Care Compositions - Europe	EP4284339A1	Europe
Oil-Based Wound Care Compositions	17/020,567	US
PHMB Petrolatum-Based Compositions for Eye Care - Europe	EP3856157A4	Europe
PHMB Petrolatum-Based Compositions for Eye Care - Canada	CA3114393A1	Canada
Thermostable Mucosal Vaccine Compositions and Methods - Provisional, Filed August 09, 2024	63/681,528	US
Petrolatum-Based PHMB Compositions and Methods for the Treatment of Inflammatory Skin Disease - Provisional, Filed June 20, 2024	63/662,319	US

We also have several issued trademarks, including, ATOPX, CurX, Permafusion, Turn Therapeutics and Hexagen. In addition, we have various proprietary mixing processes and compositions maintained as trade secrets.

Property

We lease 1,788 square feet of office space in Westlake, California, the term of which extends through August 2027. We pay $4,112 per month.

Legal Proceedings

We are currently a petitioner in a dispute attempting to block a pending patent application from issuing that may overlap with one or more of our issued patents. We have multiple issued patents covering the potential overlapping claims and strongly believe we will prevail. We are also discussing settlement with the applicant. Should we not settle or prevail in the current petition, we have many legal remedies available, including but not limited to, post-grant review for lack of disclosure data and/or independent corroboration of the alleged invention. We intend to vigorously defend our intellectual property and the outcome of the current petition will not affect our ability to do conduct business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for (a) the twelve-month period ended December 31, 2023 (the “2023 Annual Period”), and the twelve-month period ended December 31, 2022 (the “2022 Annual Period”), and (b) the six-month period ended June 30, 2024 (the “2024 Interim Period”), and the six-month period ended June 30, 2022 (the “2022 Interim Period”). This discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware limited liability company on January 6, 2015, and converted into a Delaware corporation on October 12, 2018. Our headquarters are in Westlake, California.

Results of Operation

2023 Annual Period Compared to 2022 Annual Period

We had no revenue during either the 2023 Annual Period or the 2022 Annual Period. All of our operating expenses for the 2023 Annual Period and 2022 Annual Period consisted of general and administrative expenses. For the 2023 Annual Period, our operating expenses were $3,090,860, compared to $4,209,778 for the 2022 Annual Period. The decrease in operating expenses during the 2023 Annual Period primarily resulted from a 40% decrease in our legal expenses, compared to the 2022 Annual Period and a 15% decrease in payroll costs compared to the 2022 Annual Period resulting from a decrease in stock-based compensation expense.

For the 2023 Annual Period, we had $879 in interest expenses and $16,246 in other income, resulting in a net loss of $3,075,493 for the 2023 Annual Period. For the 2022 Annual Period, we had $85,383 in interest expenses and $9,110 in other income attributable primarily to interest earned on our saving and other short-term investments. As a result, we had a net loss of $4,286,851 for the 2022 Annual Period. Interest expenses during the 2022 Annual Period was primarily attributable to interest accrued on outstanding convertible promissory notes which converted into common stock in 2022.

2024 Interim Period Compared to 2023 Interim Period

We had no revenue during either of the 2024 Interim Period or the 2023 Interim Period. Our operating expenses during the 2024 Interim Period were $941,914, consisting of general and administrative expenses of $872,632 and research and development expenses of $69,282. For the 2023 Interim Period our operating expenses were $1,454,615, consisting of general and administrative expenses of $1,454,615 and research and development expenses of $7,500. The decrease in general and administrative expenses during the 2024 Interim Period primarily resulted from a decrease in stock-based compensation expense of $377,000 or 53% due to majority stock options vesting in 2023. The increase in research and development expenses during the 2024 Interim Period primarily resulted from a $65,900 payment to our R&D vendor, Altogen Labs, for clinical trials intended to ascertain the mechanism of action for Hexagen’s purported eczema effects. Specifically, we were evaluating whether or not the formula inhibits inflammatory immune signals.

We had a net operating loss of $941,914 for the 2024 Interim Period, compared to a net operating loss of $1,462,115 for the 2023 Interim Period. During the 2024 Interim Period, we had $16,032 in other income attributable primarily to interest earned on our saving and other short-term investments, resulting in a net loss of $925,882 for the 2024 Interim Period. During the 2023 Interim Period, we had $4,698 in other income attributable to primarily to interest earned on our saving and other short-term investments, resulting in a net loss of $1,457,417 for the 2023 Interim Period.

Liquidity and Capital Resources

As of June 30, 2024, our total assets were $1,594,184, which included $885,113 in cash, $24,890 in prepaid expenses and other current assets, $7,922 in right of use assets and $667,677 in intangible assets. As of December 31, 2023, we had $1,931,541 in total assets, which included $1,180,996 in cash, $20,820 in prepaid expenses and other current assets, $32,166 in right of use assets and $668,977 in intangible assets. Our intangible assets primarily include capitalized legal costs related to the registration of patents and trademarks.

As of June 30, 2024, we had $1,869,255 in current liabilities, including, $422,649 in accounts payable and accrued expenses, $8,563 in operating lease liability, and $1,438,012 in deferred revenue. As of December 31, 2023, we had total liabilities of $1,928,063 in current liabilities, including, $455,997 in accounts payable and accrued expenses, $34,1433 in operating lease liability, and $1,438,013 in deferred revenue. The deferred revenue as of the end of the 2023 Annual Period and the 2024 Interim Period is attributable to a license agreement for our FlexAM product which will be recognized upon achievement of our next milestone which shall be the later of (i) FDA marketing clearance for FlexAM, (ii) the licensee entering into a supply agreement, or (iii) completion of the regulatory and quality activities.

We intend to fund the operations of the Company for the next 12 months from the proceeds of our crowdfunding campaign under Regulation CF, proceeds from this proposed campaign under Regulation A+, new licensing deals for our FDA cleared medical devices or any payments from our existing license for FlexAM. We also have $75 million available from a Share Purchase Agreement with GEM Global Yields which appears as Exhibit 6.2 to the Offering Statement of which this Offering Circular forms a part, under which we may put certain shares of common stock to the investor, subject to volume and price restrictions. This facility is only useable if we register our common stock on a securities exchange.

We will incur significant additional costs in operating our business, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations, in part, through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary to fund our operations and planned research and development activities.

Debt

None.

Plan of Operations

During 2025, we expect to commence commercialization of Xeal. We also plan to commence a trial on the Hexagen formula for the management of moderate-severe eczema under its cleared medical device indications via 510(K) number K191191. This trial will be conducted in the United States and will evaluate the formula’s ability to reduce common eczema markers such as IGA, EASI, and PP-NRS. As this trial will be conducted under our existing medical device clearance for Hexagen to manage eczematous skin (K171191), it is regarded as a post-market trial. We expect to complete this trial in late 2025. We intend for this data to be submitted as part of our IND package for moderate-severe eczema, along with a request to begin remaining trials on the formula as an investigational new drug. Through this same IND (as a supplement given that the same formula will be studied), we intend to request permission to conduct the required human trials for onychomycosis. We also intend to continue innovating in wound care, dermatology, and infectious disease in an ongoing manner via pre-clinical work. We are not currently conducting any human clinical trials on drug products and our planned clinical trial this year will be conducted under the formula’s medical device clearance (K171191).

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Bradley Burnam	Chief Executive Officer & Director	46	October 2018 – Present	Full Time
Dr. Neil Ghodadra	Chief Medical Officer & Director	45	October 2018 - Present	Part Time (4-6 hours per week)
Andrew Gengos	Director	60	January 2020 - Present	Part Time
Abraham Chesed	Director	46	October 2018 - Present	Part Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Bradley Burnam has served as our Chief Executive Officer and as a director since October 2018. Mr. Burnam is a visionary entrepreneur and pharmaceutical innovator with a proven track record in developing groundbreaking healthcare solutions. Mr.  Burnam has driven the development of transformative medical products and achieving three FDA clearances. He holds 12 issued patents, reflecting his expertise in formulation and innovation. His deep regulatory knowledge has allowed him to navigate FDA approval processes independently and as a consultant.

Dr. Neil Ghodadra has served as our Chief Medical Officer and a Director since October 2018. Since July 2011, Mr. Ghodadra has served as the President of Neil Ghodadra MD Inc. Mr. Ghodadra is a board-certified orthopedic surgeon specializing in minimally invasive, arthroscopic surgeries of the knee, shoulder, elbow, and hip. He possesses extensive expertise in cartilage restoration and joint-preserving osteotomies, focusing on complex shoulder conditions such as instability and rotator cuff repairs. A graduate of Duke University School of Medicine, Dr. Ghodadra completed his residency at Rush Medical Center in Chicago and a Sports Medicine Fellowship, during which he served as an associate team physician for the Chicago Bulls and Chicago White Sox. Beyond his clinical practice, he consults with multiple medical companies to develop innovative products, drawing on his lengthy experience in clinical trials.

Andrew Gengos has served as a director since January 2020. Mr. Gengos served as the Chief Financial Officer and Chief Business Officer at Athira Pharma between May 2023 and October 2024, where he managed finance, accounting, business development, corporate strategy, investor and public relations. Between January 2020 and February 2023, Mr. Gengos served as Chief Business Officer at Cytier Therapeutics, where he managed finance, accounting, business development, corporate strategy and IT. Mr. Gengos is a seasoned executive with over 30 years of experience in the life sciences and biotechnology industries, specializing in finance, corporate strategy, and business development. His earlier career includes serving as Vice President of Strategy and Corporate Development at Amgen and Senior Engagement Manager at McKinsey & Company where he was a member of the healthcare practice. Mr. Gengos holds a Bachelor of Science in Chemical Engineering from the Massachusetts Institute of Technology and a Master of Business Administration from the UCLA Anderson School of Management.

Abraham Chesed has served as a Director since October 2018. Mr. Chesed is a seasoned entrepreneur and executive with a strong background in the financial technology sector. As CEO of Processing.com, he transformed the company into a market leader, culminating in the sale of a majority share to La Salle for $320 million before its later acquisition. Mr. Chesed has played a pivotal role in fintech, contributing to innovative advancements and strategic growth. In addition to his fintech ventures, he co-owned a bank, showcasing his expertise in navigating complex financial landscapes. His career reflects a commitment to innovation, growth, and value creation in financial services.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2024:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Bradley Burnam 250 N. Westlake Blvd., Westlake Village, CA 91362	Chief Executive Officer and Director	$429,320	$0	$429,320

Our Chief Medical Officer does not earn a cash salary for services.

The directors do not receive any compensation for their service as directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding common stock (which are our only voting securities) as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Bradley Burnam (1) 250 N. Westlake Blvd. Westlake Village, CA 91362	7,900,130	0	55.41%
Common Stock	Abraham Chesed (2) 250 N. Westlake Blvd. Westlake Village, CA 91362	1,414,422	0	9.92%
Common Stock	Neilish Ghodadra, MD 250 N. Westlake Blvd. Westlake Village, CA 91362	0	500,000	3.51%
Common Stock	Andrew Gengos 250 N. Westlake Blvd. Westlake Village, CA 91362	0	254,467	1.781%
Common Stock	All directors and officers as a group (4 persons)	9,314,552	754,467	70.62%

(1)	Mr. Burnam beneficially holds his shares through BEB Holdings LLC, which is owned solely by Mr. Burnam.
(2)	Mr. Chesed beneficially holds his shares through PGPGW LLC, of which he is a 50% owner.
(3)	Mr. Ghodadra’s shares are issuable pursuant to the exercise of stock options at an exercise price of $2.50 per share.
(4)	Mr. Gengos’ shares are issuable pursuant to the exercise of stock options at an exercise price of $7.07 per share.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Nothing to disclose.

SECURITIES BEING OFFERED

In this offering, we are offering shares of common stock to investors.

Our authorized capital stock consists of 20,000,000 shares of common stock, $0.0001 par value per share. As of December 31, 2024, we had 13,487,326 shares of common stock outstanding, and options to purchase an aggregate of 851,243 shares of common stock, of which 96,776 have an exercise price of $9.18 per share, 500,000 have an exercise price of $2.50 per share and 254,467 have an exercise price of $7.07 per share. We also have 348,757 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted in the future. There is also an outstanding warrant to purchase 23,810 shares of commons stock at an exercise price of $0.01 per share.

The rights of investors in the common stock are governed by our Certificate of Incorporation and the Subscription Agreement, and are described below.

Certificate of Incorporation

Our Certificate of Incorporation may be amended by our Board of Directors and by the vote of the holders of a majority of the outstanding shares, to increase the number of authorized shares, and there is no limit on the number of shares that may be authorized and issued. The Board of Directors, with the approval of the holders of our common stock, by a majority vote, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the common stock.

Dividends

The holders of our common stock will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Liquidation

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Voting Rights

The holders of our common stock are entitled to one vote per share, however, the holders of common stock issued in this offering shall grant a voting proxy to our chief executive officer, that will limit investors’ ability to vote their common stock until the occurrence of events specified in the proxy. See “Securities Being Offered - Voting Proxy”.

Other Rights

The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Voting Proxy

Pursuant to the Subscription Agreement, the holders of common stock issued in this offering shall grant a voting proxy to our chief executive officer, that will limit investors’ ability to vote their common stock until the occurrence of events specified in the proxy, which include our initial public offering, our acquisition by another entity or a liquidation event, none of which may never happen. Such events include (a) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock, (b) a transaction or series of related transactions in which common stock representing more than 50% of our outstanding voting power are acquired from our stockholders, (c) an acquisition by another entity, in which the holders of our voting securities outstanding immediately prior to such transaction, do not retain at least a majority of the total voting power represented by our outstanding voting securities or the voting securities of the other surviving or resulting entity, after such transaction, (d) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of our assets, or (e) our liquidation, dissolution or winding up.

The voting rights granted via the proxy are not limited and, include, among other things, the right to vote on the election of our directors, amendments to our organizational documents, and major corporate transactions. So long as the holder is an individual, the proxy will survive the death, incompetency and disability of the holder and, so long as the holder is an entity, the proxy will survive the merger or reorganization of the holder or any other entity holding the common stock. The proxy will also survive transfers of the common stock and shall be binding on any transferee. The proxy is granted to the person holding the title of chief executive officer, in his capacity as an officer of the company, and not in his personal capacity, and so would survive his death or removal. The chief executive officer, in his sole discretion, may assign the voting proxy to any of our future officers. The proxy is set out in Section 5 of the Subscription Agreement which appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part. See “Summary – Rights and Preferences of Common Stock,” “Risk Factors - Investors in our common stock will have to assign their voting rights,” and “Risk Factors - Our Subscription Agreement limits the liability of the proxy and provides the proxy with certain indemnification rights against the investors.”

Exclusive Venue

Our Subscription Agreement includes a forum selection provision that requires any claim against us based on the Subscription Agreement not arising under the federal securities laws, to be brought in a court of competent jurisdiction in the State of California. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted this provision to limit the time and expense incurred by management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on our operations. See “Risk Factors - The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.”

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors - Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.”

Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

On December 7, 2024, we entered into a Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”) which appears as Exhibit 6.2 to the Offering Statement of which this Offering Circular forms a part (the “GEM Purchase Agreement”), together with a Registration Rights Agreement which appears as Exhibit 6.3 to the Offering Statement of which this Offering Circular forms a part (the “GEM Rights Agreement” and sometimes collectively with the GEM Purchase Agreement, the “GEM Agreements”), pursuant to which GEM agreed to purchase up to $75,000,000 in shares of common stock of the Company subject to certain conditions and limitations, including, but not limited to, the registration of our common stock on a securities exchange. The principal terms of the GEM Agreements are set forth below:

●	Drawdowns: From time to time, we may issue a drawdown notice to GEM, in which case, GEM shall purchase shares of common stock at a purchase price equal to 90% of the average daily closing price for our shares for the 15 consecutive trading days commencing with the date of the draw down notice. The draw down amount requested may not exceed 300% of the average daily trading volume for the 15 trading days immediately preceding the date of the draw down notice. In addition, without a waiver from GEM, GEM shall not be required to purchase shares pursuant to any drawdown notice if, as a result of the issuance of such shares, GEM would hold over 9.99% of our outstanding shares of common stock.

●	Commitment Fee: If we exercise our rights to draw down, we shall pay GEM a commitment fee of $750,000 in cash or freely tradeable common stock valued based on the market price of the shares (the “Commitment Fee Shares”). On or prior to the public listing date of the common stock, we must either deposit the full commitment fee in cash into an escrow account, or issue GEM a number of freely trading shares of common stock as calculated by dividing the Commitment Fee by the daily closing price of the shares on the listing date; provided, however if after 90 days from such public listing date, the value of the issued Commitment Fee Shares is less than the unpaid portion of the unpaid Commitment Fee, the Company must issue additional shares to cover the shortfall in value.

●	Warrant: If our shares are publicly listed on a securities exchange, we shall issue GEM a warrant, a copy of which is attached to the GEM Purchase Agreement, to purchase a number of shares of common stock equal to 4% of our fully diluted outstanding shares immediately following the public listing, at an exercise price equal to the lesser of (i) the closing bid price of the common stock on the date of the public listing, or (ii) the quotient obtained by dividing $150 million by the total outstanding fully diluted common stock, subject to certain adjustments as set forth in the GEM Purchase Agreement.

●	Private Transaction Fee. If we do not complete an initial public offering or reverse merger transaction for any reason, however, engage in a merger, acquisition, sale, share exchange or any other private business combination which results in a change of control, we must pay GEM at or prior to the closing of such transaction, 1% of the total consideration received by the Company, its stockholders and management.

●	Registration Rights: Pursuant to the GEM Rights Agreement, if the Company engages in a public listing, it shall, within 30 days file a registration statement to register the shares of common stock issued to GEM and underlying the warrant.

Part III

EXHIBITS

1	Posting Agreement with StartEngine Crowdfunding (1)

2.1	Amended and Restated Certificate of Incorporation (2)

2.2	Amended and Restated Bylaws (3)

4	Form of Subscription Agreement (4)

6.1	Escrow Services Agreement (5)

6.2	GEM Purchase Agreement (6)

6.3	GEM Rights Agreement (7)

11	Consent of SetApart (8)

12	Opinion of Alliance Legal Partners, Inc. (9)

(1)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex1.htm.

(2)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex2-1.htm.

(3)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex2-2.htm.

(4)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex4.htm.

(5)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex6-1.htm.

(6)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex6-2.htm.

(7)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex6-3.htm.

(8)	Filed herewith.

(9)	Filed as an exhibit to Global Health Solutions, Inc. Regulation A Offering Statement on Form 1-A filed January 31, 2025 (Commission File No. 024-12562) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/2023016/000110465925007880/tm254643d1_ex12.htm.

30

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake, State of California, on March 18, 2025.

GLOBAL HEALTH SOLUTIONS, INC.

By	/s/ Bradley Burnam
	Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	March 18, 2025

By	/s/ Andrew Gengos
	Title:	Director

	Dated:	March 18, 2025

By	/s/ Dr. Neil Ghodadra
	Title:	Director

	Dated:	March 18, 2025

By	/s/ Abraham Chesed
	Title:	Director

	Dated:	March 18, 2025

GLOBAL HEALTH SOLUTIONS, INC.

DBA TURN THERAPEUTICS

Consolidated Financial Statements

(Unaudited)

(Expressed in United States Dollars)

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Balance Sheets

June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	As of June 30,	As of December 31,
	2024	2023
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$885,113	$1,180,996
Prepaids and Other Current Assets	24,890	20,820
Total Current Assets	910,003	1,201,816

Right-of-Use Asset	7,922	32,166
Intangible Assets	667,677	688,977
Security Deposit	8,582	8,582
Total Assets	$1,594,184	$1,931,541

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable And Accrued Expenses	$422,649	$455,907
Current Portion of Operating Lease Liability	8,564	34,143
Deferred Revenue	1,438,012	1,438,013
Total Current Liabilities	1,869,225	1,928,063

Operating Lease Liability, net of current portion	-	-
Total Liabilities	1,869,225	1,928,063

STOCKHOLDERS' EQUITY
Common Stock	1,329	1,317
Additional Paid in Capital	20,955,964	20,297,021
Equity Issuance Cost	(11,592)	-
Accumulated Deficit	(21,220,742)	(20,294,860)
Total Stockholders' Equity	(275,041)	3,478
Total Liabilities and Stockholders' Equity	$1,594,184	$1,931,541

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Operations

For Six Months Ended June 30, 2024 and 2023 (unaudited)

For Six Months Ended June 30,	2024	2023
(USD $ in Dollars)
Net Revenue	$-	$-
Cost Of Goods Sold	-	-
Gross Profit/(Loss)	-	-

Operating Expenses
General And Administrative	872,632	1,454,615
Research & Development	69,282	7,500
Total Operating Expenses	941,914	1,462,115

Net Operating Loss	(941,914)	(1,462,115)

Interest Expense	-	-
Other Income	(16,032)	(4,698)
Loss Before Provision For Income Taxes	(925,882)	(1,457,417)
Provision/(Benefit) For Income Taxes	-	-
Net Loss	$(925,882)	$(1,457,417)

Loss Per Share:
Basic & Diluted	$(0.07)	$(0.11)

Shares Used in Computing Loss Per Share
Basic & Diluted	13,299,304	13,247,241

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Changes in Stockholders’ Equity

For Six Months Ended June 30, 2024 and 2023 (unaudited)

						Total
	Common Stock		Additional Paid	Equity Issuance	Accumulated	Stockholders'
(USD $ in Dollars)	Shares	Amount	In Capital	Cost	Deficit	Equity/ (Deficit)
Balance—January 1, 2023 (Audited)	13,175,091	$1,317	$18,373,244	$-	$(17,219,367)	$1,155,194
Issuance Of Stock	72,150	7	499,984	-	-	499,991
Share-Based Compensation	-	-	711,889	-	-	711,889
Net Loss	-	-	-	-	(1,457,417)	(1,457,417)
Balance—June 30, 2023 (Unaudited)	13,247,241	$1,317	$19,585,120	$-	$(18,676,784)	$909,657

Balance—December 31, 2023 (Audited)	13,247,241	$1,324	$20,297,014	$-	$(20,294,860)	$3,478
Issuance Of Stock	52,063	5	324,288	(11,592)	-	312,701
Share-Based Compensation	-	-	334,662	-	-	334,662
Net Loss	-	-	-	-	(925,882)	(925,882)
Balance—June 30, 2024 (Unaudited)	13,299,304	$1,329	$20,955,964	$(11,592)	$(21,220,742)	$(275,041)

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Cash Flows

For Six Months Ended June 30, 2024 and 2023 (unaudited)

For Six Months Ended June 30,	2024	2023
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss For The Period	$(925,883)	$(1,457,418)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation & Amortization	27,404	27,404
Share-Based Compensation	334,662	711,889
Non-Cash Operating Lease Adjustment	(1,335)	98

Changes In Operating Assets And Liabilities:
Prepaids And Other Current Assets	(4,070)	(28,077)
Accounts Payable And Accrued Expenses	(33,257)	68,463
Deferred Revenue	-	31,412
Net Cash Used In By Operating Activities	(602,479)	(646,229)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases Of Intangible Assets	(6,104)	(13,487)
Net Cash Used In Investing Activities	(6,104)	(13,487)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds From Issuance Of Stock	312,701	499,991
Net Cash Provided By Financing Activities	312,701	499,991

Change In Cash and Cash Equivalents	(295,883)	(159,725)
Cash and Cash Equivalents—Beginning Of The Period	1,180,996	2,102,983
Cash and Cash Equivalents—End Of The Period	$885,113	$1,943,258

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During The Year For Interest	$-	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Right-of-use Assets Obtained In Exchange of Lease Obligation	$-	$-

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

1.	NATURE OF OPERATIONS

Global Health Solutions Inc. dba Turn Therapeutics ("GHS"), was initially formed on January 6, 2015, as Global Health Solutions, LLC, a Delaware limited liability company. On October 12, 2018, Global Health Solutions, LLC converted to a Delaware corporation under the name Global Health Solutions, Inc. dba Turn Therapeutics. The Company has a wholly-owned subsidiary Turn Consumer LLC. The consolidated financial statements of Global Health Solutions, Inc. dba Turn Therapeutics (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Westlake Village, California.

The Company conducts research, development and commercialization of novel medical devices, pharmaceuticals and cosmetics.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”). These financial statements include all normal and recurring adjustments that are considered necessary for the fair statement and presentation of results for the interim periods presented.

Basis of Consolidation

The Company’s consolidated financial statements include accounts of the subsidiary Turn Consumer LLC over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2024 and December 31, 2023, the Company’s cash and cash equivalents exceeded FDIC insured limits by $311,500 and $487,304, respectively.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company does not have concentration from customers or vendors for the periods presented.

Intangible Assets

The Company capitalizes costs associated with obtaining patents and trademarks that have been successfully approved by the US Patent and Trademark Office. The Company amortizes intangible assets over the estimated useful life of 17 years. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Research & Development

Research and Development costs are expensed as incurred. During the six months ended June 30, 2024 and 2023, the Company incurred $69,282 and $7,500, respectively for research and development which have been included as an expense in the Consolidated Statements of Operations.

Income Taxes

Global Health Solutions Inc. dba Turn Therapeutics is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation for both employees and non-employees in accordance with ASC 718, Stock-Based Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at grant date.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company is currently in the pre-revenue stage.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the consolidated financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 6, 2025, which is the date these consolidated financial statements were available to be issued.

3.	INTANGIBLE ASSETS

Intangible asset consists of:

As Of	June 30, 2024	December 31, 2023
Patent	$899,839	$894,382
Trademark	32,958	32,859
Intangible Assets, at cost	932,797	927,240
Accumulated Amortization	(265,120)	(238,264)
Intangible Assets, net	$667,677	$688,977

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

Amortization expenses for the period ended June 30, 2024 and 2023, was $27,404 and $27,404, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets in the periods to follow:

Period	Amortization Expense
2025	$26,856
2026	26,856
2027	26,856
2028	26,856
2029	26,856
Thereafter	533,396
Total	$667,677

4.	CAPITALIZATION and equity transactions

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001 per share. As of June 30, 2024 and December 31, 2023, 13,299,304 and 13,247,241 shares were issued and outstanding, respectively.

5.	Licensing agreements

In 2022, the Company entered into a licensing and distribution agreement with MiMedx (NASDAQ: MDXG) wherein the Company granted certain exclusive and non-exclusive licenses and distribution rights to MiMedx against milestone payments. Later, in November 2022, the agreement was amended to change the milestone payment amounts and milestones. The Company received a $1,000,000 milestone upon execution of the agreement, while $450,000 was provided to the Company prior to execution of the agreement by MiMedX to extend the “Letter of Intent” period under which the contract could be finalized. The $450,000 received is to be adjusted from the next milestone payment due upon later of (i) FDA marketing approval, (ii) MiMedx entering into a supply agreement, or (iii) the Company’s completion of regulatory and quality activities. The Company has concluded that the primary obligation relating to clearance/launch has not been satisfied and therefore, the amounts received have been recorded as Deferred Revenue in the consolidated balance sheet.

Under the agreement, the Company is also entitled to product-launch-based milestone payment and certain progressive aggregate sales-based milestone payments. The Company is also entitled to a middle one-digit royalty percentage of net sales under the license agreement.

6.	SHARE-BASED COMPENSATION

During 2018, the Company authorized a Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (Years)	10
Risk-Free Interest Rate	4.25%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock options activity and related information is as follows:

Stock Options Activity	Number of Awards	Weighted Average Exercise Price	Weighted Average Term (Years)
Outstanding at December 31, 2022 (Audited)	1,151,168	$14.92	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(269,467)	-	-
Outstanding at December 31, 2023 (Audited)	881,701	$14.92	5.84
Exercisable at December 31, 2023 (Audited)	879,701	$14.92	5.84
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(127,234)	-	-
Outstanding at June 30, 2024 (Unaudited)	754,467	$14.92	4.84
Exercisable at June 30, 2024 (Unaudited)	754,467	$14.92	4.84

Stock-based Compensation expense for the period ended June 30, 2024 and 2023 was $344,662 and $711,889, respectively.

7.	Warrants

In 2017, the Company issued warrants to purchase common units to a non-employee. Upon conversion to a corporation in 2018, the warrants were amended to purchase common stock.

The fair value of each warrant is estimated on the grant date using the Black-Scholes option pricing model and compensation expense is recognized ratably over the vesting period. The valuation model uses substantially the same assumptions as the share-based options except for the term of 20 years instead of 10 years. As of June 30, 2023 and December 31, 2023, there were 23,810 and 23,810 warrants outstanding and expected to vest, respectively.

8.	Lease

The Company has an operating lease for office space for its corporate headquarters which expires in August 2024. Monthly payments range from $3,934 to $4,291. Rent expense is recorded on a straight-line basis over the lease term.

Outstanding lease term as of June 30, 2024 and December 31, 2023 was 2 months and 8 months, respectively.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

9.	Income Taxes

The provision for income taxes consists of the following:

For The Period Ended June 30,	2024	2023
Benefit on Net Operating Losses	$(276,283)	$(434,893)
Valuation Allowance	276,283	434,893
Net Provision For Income Tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	June 30,	December 31,
As Of	2023	2023
Deferred Tax Asset on NOLs	$2,184,817	$1,908,534
Valuation Allowance	(2,184,817)	(1,908,534)
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of June 30, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $6,395,891, and the Company had state net operating loss (“NOL”) carryforwards of approximately $6,395,891. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2024 and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10.	Related Party

There are no related party transactions for the periods presented and no balance is outstanding as of June 30, 2024 and December 31, 2023.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

11.	Earnings per share

Earnings/loss per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of June 30, 2024 and 2023, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted loss per share as of June 30, 2024 and 2023:

	2024	2023
Net Loss	$(925,882)	$(1,457,417)

Weighted Common Shares Outstanding	13,299,304	13,247,241

Basic & Diluted Net Loss Per Share	$(0.07)	$(0.11)

12.	Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024 and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2024, through January 6, 2025, which is the date the consolidated financial statements were available to be issued.

In July 2024, the Company extended the maturity of lease for office space with new maturity date set for August 2027.

In July 2024, the Company amended its 2018 stock option plan to decrease the authorized number of shares to be issued under the plan from 1,000,000 to 754,467.

In July 2024, the Company approved a new 2024 Stock Option Plan and reserved 445,533 shares of common stock to be issued under the new plan. Till the date these consolidated financial statements were available to be issued, the Company granted 110,075 options under the new plan and cancelled 13,299 options due to death of the option holder. The Company estimated the grant date fair-value using Black-Scholes Option Pricing Model using the same inputs as disclosed in Note 5. The fair-value of the stock was assumed to be $9.18 which was the offering price prevailing under Company’s Crowdfunding campaign live at grant date.

The Company launched a Crowdfunding campaign pursuant to Regulation Crowdfunding with StartEngine as its registered platform. The Company is offering common stock with an offering price of $9.18 per share. As of January 6, 2025, the Company has raised $1,546,575 from 411 investors.

In December 2024, the Company entered into a share purchase agreement with a certain investor for sale of common stock of up to $75,000,000 (the “Aggregate limit”) contingent upon the Company achieving a public listing of its common stock. The agreement allows the Company to put its common stock to the investor at 90% of the average daily closing prices during the draw-down pricing period and the draw down amount not exceeding 300% of the average trading volume of 15 days immediately preceding the draw down exercise date. The agreement allows the Company to put restrictions on stock sales volume by investor, prohibitions on short selling by investor and the Company being able to set a threshold ‘floor’ price during draw-down periods. On public listing date, the Company shall issue a warrant to the investor granting the right to purchase the Company’s common stock representing 4% of the total equity interest. The Company shall pay a commitment fee of 1% of the Aggregate limit either in cash or common stock under the agreement. If the Company is sold in a private transaction, a fee of 1% of the total consideration received by the Company shall be paid to the investor.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and

For Six Months Ended June 30, 2024 and 2023 (unaudited)

14.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $925,882, an operating cash outflow of $602,479, and cash & cash equivalents of $885,113, which are less than a year's worth of cash reserves as of June 30, 2024. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date these consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

The Company's business is dependent on successful clinical trials of its products as well as FDA clearances/approvals for its products. The Company has three FDA clearances for medical devices, two of which were obtained by the fourth quarter of 2017. After learning of high-need drug indications the core technology could service via investigator-initiated clinical trials, the Company removed these initially cleared medical devices from commercial sale to focus its efforts on achieving these higher-value drug indications. In 2020, the Company conducted human clinical trials of its foundational product as a COVID-19 therapeutic. In 2022, the Company entered into a licensing agreement for a biologic product it developed and is pending FDA approval. The Company has also packaged two of its currently FDA-cleared products for out-licensing to advanced wound care organizations with the intent to receive additional upfront and future royalty payments to aid in funding its pharmaceutical drug trials. The Company is currently in the process of raising funds to dramatically increase its drug development pipeline through expanded clinical trials for multiple disease indications and the buildout of staffing required to conduct such drug development. Failure to obtain meaningful clinical data, get further clearances/approvals from the FDA, or an inability to successfully develop license or market products could have a material adverse effect on the business, prospects, or operations of the Company.

The Company has incurred operating losses and negative operating cash flows before financing activities since inception and has primarily relied on equity financing to fund its operations and may need to continue to raise additional capital to continue operations. The Company is subject to risk associated with a company at its relatively early stage, including the need to develop, demonstrate and refine its products and services, produce successful results from clinical trials, expand its management and technical team, obtain customers upon placing products for sale and ultimately sustain its profitability. Management believes that with its plans to carry out clinical trials and obtain additional financing, it will be able to maintain operations and continue research and development for a year from the report date of these consolidated financial statements. Failure to generate sufficient revenue or obtain financing could have a material adverse effect on the Company's financial condition. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

/s/ BRADLEY BURNAM

CEO

1/13/2025

GLOBAL HEALTH SOLUTIONS, INC. DBA TURN

THERAPEUTICS

Audited Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Global Health Solutions, Inc. dba Turn Therapeutics

Westlake Village, California

Opinion

We have audited the consolidated financial statements of Global Health Solutions, Inc. dba Turn Therapeutics (the “Company,”), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows (collectively, the “financial statements”) for the period ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the period ending December 31, 2023, and December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 15, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ SetApart Accountancy Corp.

October 09, 2024

Los Angeles, California

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Balance Sheets

As of December 31,	2023	2022
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$1,180,996	$2,102,983
Prepaids and Other Current Assets	20,820	22,473
Total Current Assets	1,201,816	2,125,456

Property and Equipment, net	-	743
Right-of-Use Asset	32,166	80,635
Intangible Assets	688,977	697,995
Security Deposit	8,582	8,582
Total Assets	$1,931,541	$2,913,411

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable And Accrued Expenses	$455,907	$255,960
Lease Liability,current portion	34,143	49,466
Deferred Revenue	1,438,013	1,418,588
Total Current Liabilities	1,928,063	1,724,014

Lease Liability	-	34,203
Total Liabilities	1,928,063	1,758,217

STOCKHOLDERS' EQUITY
Common Stock	1,324	1,317
Additional Paid in Capital	20,297,014	18,373,244
Accumulated Deficit	(20,294,860)	(17,219,367)
Total Stockholders' Equity	3,478	1,155,194
Total Liabilities and Stockholders' Equity	$1,931,541	$2,913,411

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Operations

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)
Net Revenue	$-	$-
Cost Of Goods Sold	-	-
Gross Profit/(Loss)	-	-

Operating Expenses
General And Administrative	3,090,860	4,209,778
Total Operating Expenses	3,090,860	4,209,778

Net Operating Loss	(3,090,860)	(4,209,778)

Interest Expense	879	85,383
Other Income	(16,246)	(9,110)
Loss Before Provision For Income Taxes	(3,075,493)	(4,286,051)
Provision/(Benefit) For Income Taxes	-	800
Net Loss	$(3,075,493)	$(4,286,851)

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock
(USD $ in Dollars)	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	12,723,348	$1,272	$13,536,982	$(12,932,516)	$605,738
Issuance of Stock	50,505	5	349,995	-	350,000
Exercise Of Convertible Note	401,238	40	2,608,007	-	2,608,047
Share-Based Compensation	-	-	1,878,260	-	1,878,260
Net Loss	-	-	-	(4,286,851)	(4,286,851)
Balance—December 31, 2022	13,175,091	$1,317	$18,373,244	$(17,219,367)	$1,155,194
Issuance Of Stock	72,150	7	499,991	-	499,998
Share-Based Compensation	-	-	1,423,779	-	1,423,779
Net Loss	-	-	-	(3,075,493)	(3,075,493)
Balance—December 31, 2023	13,247,241	$1,324	$20,297,014	$(20,294,860)	$3,478

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Cash Flows

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(3,075,493)	$(4,286,851)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation Of Property	743	2,365
Amortization Of Intangibles	53,323	50,374
Share-Based Compensation	1,423,780	1,878,260
Reduction In The Carrying Amount Of Right-Of-Use Assets - Operating	48,470	47,752
Changes In Operating Assets And Liabilities:
Prepaids And Other Current Assets	1,653	2
Accounts Payable And Accrued Expenses	-	(302,949)
Deferred Rent	-	(713)
Accounts Payable	199,947	-
Deferred Revenue	19,425	1,418,588
Operating Lease Liability	(49,526)	(44,718)
Security Deposit	-	31,185
Net Cash Used In By Operating Activities	(1,377,679)	(1,206,705)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases Of Intangible Assets	(44,306)	(17,693)
Net Cash Used In Investing Activities	(44,306)	(17,693)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds From Issuance Of Stock	499,998	350,000
Net Cash Provided By Financing Activities	499,998	350,000

Change In Cash and Cash Equivalents	(921,987)	(874,398)
Cash and Cash Equivalents—Beginning Of The Year	2,102,983	2,977,381
Cash and Cash Equivalents—End Of The Year	$1,180,996	$2,102,983

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During The Year For Interest	$879	$85,383
Cash Paid During The Year For Income Taxes	$-	$800

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Issuance Of Common Stock, From Exercise Of Convertible Note	-	$2,608,047
Right-On-Use Assets Obtained In Exchange Of Lease Obligation	-	$128,387

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

1.	NATURE OF OPERATIONS

Global Health Solutions Inc. dba Turn Therapeutics ("GHS"), was initially formed on January 6, 2015, as Global Health Solutions, LLC, a Delaware limited liability company. On October 12, 2018, Global Health Solutions, LLC converted to a Delaware corporation under the name Global Health Solutions, Inc. dba Turn Therapeutics. The Company has a wholly-owned subsidiary Turn Consumer LLC. The consolidated financial statements of Global Health Solutions, Inc. dba Turn Therapeutics (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Westlake Village, California.

The Company conducts research, development and commercialization of novel medical devices, pharmaceuticals and cosmetics.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Consolidation

The Company’s consolidated financial statements include accounts of the subsidiary Turn Consumer LLC over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company’s cash and cash equivalents exceeded FDIC-insured limits by $228,317 and $124,674, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and Equipment	5 years
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes costs associated with obtaining patents and trademarks that have been successfully approved by the US Patent and Trademark Office. The Company amortizes intangible assets over the estimated useful life of 17 years. Trademark costs are indefinite-lived.

Income Taxes

Global Health Solutions Inc. dba Turn Therapeutics is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

•	In-store Sales: Revenue is recognized at the point-in-time when the customer takes possession of the goods.
•	Online Sales: Revenue is recognized at the point-in-time when the goods are delivered to the customer.
•	Wholesale Transactions: Revenue is recognized at the point-in-time when the goods are shipped or delivered to the wholesale customer.

The company is currently in the pre-revenue stage.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 09, 2024, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including the lease term, as of January 1, 2022, to determine the present value of lease payments.

Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid expenses	$20,820	$22,473
Total Prepaids and Other Current Assets	$20,820	$22,473

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

4.	PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of December 31,	2023	2022
Machinery and Equipment	$10,410	$10,410
Computer Equipment	2,632	2,632
Property and Equipment, at cost	13,042	13,042
Accumulated Depreciation	(13,042)	(12,299)
Property and Equipment, net	$-	$743

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $743 and $2,365 respectively.

5.	Licensing agreements

In 2022, the Company entered into a licensing and distribution agreement with MiMedx (NASDAQ: MDXG) wherein the Company granted certain exclusive and non-exclusive licenses and distribution rights to MiMedx against milestone payments. Later, in November 2022, the agreement was amended to change the milestone payment amounts and milestones. The Company received a $1,000,000 milestone upon execution of the agreement, while $450,000 was provided to the Company prior to execution by MiMedX to extend the “Letter of Intent” period under which the contract could be finalized. The $450,000 received is to be adjusted from the next milestone payment due upon later of (i) FDA marketing approval, (ii) MiMedx entering into a supply agreement, or (iii) the Company’s completion of regulatory and quality activities. The Company has concluded that the primary obligation relating to clearance/launch has not been satisfied and therefore, the amounts received have been recorded as Deferred Revenue in the consolidated balance sheet.

Under the agreement, the Company is also entitled to product-launch-based milestone payment and certain progressive aggregate sales-based milestone payments. The Company is also entitled to a middle one-digit royalty percentage of net sales under the license agreement.

6.	INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,	2023	2022
Patent	$894,382	$850,301
Trademark	32,858	32,634
Intangible Assets, at cost	927,240	882,935
Accumulated Amortization	(238,263)	(184,940)
Intangible Assets, net	$688,977	$697,995

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $53,324 and $50,375 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$(53,323)
2025	(53,323)
2026	(53,323)
2027	(53,323)
Thereafter	(475,683)
Total	$(688,977)

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

7.	CAPITALIZATION and equity transactions

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2023, and December 31, 2022, 13,247,241 and 13,175,091 shares were issued and outstanding, respectively.

8.	SHARE-BASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended	December 31, 2023
Expected Life (Years)	10
Risk-Free Interest Rate	3.95%
Expected Volatility	75%
Annual Dividend Yield	0.00%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock options activity and related information is as follows:

Stock Options Activity	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	1,151,168	$14.92	-
Granted	-		-
Exercised	-		-
Expired/Cancelled	-		-
Outstanding at December 31, 2022	1,151,168	$14.92	6.84
Exercisable Options at December 31, 2022	856,908	$14.92	6.84
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(269,467)	-	-
Outstanding at December 31, 2023	881,701	$14.92	5.84
Exercisable Options at December 31, 2023	879,701	$14.92	5.84

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $1,423,780 and $1,878,260, respectively.

9.	Warrants

In 2017, the Company issued warrants to purchase common units to a non-employee. Upon conversion to a corporation in 2018, the warrants were amended to purchase common stock.

The fair value of each warrant is estimated on the grant date using the Black-Scholes-Merton option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses substantially the same assumptions as the share-based options except for the term of 20 years instead of 10 years. As of December 31, 2023, and 2022, there were 23,810 warrants outstanding and expected to vest. There were no warrants issued in 2023 or 2022.

10.	Lease

In January 2022, the Company adopted the new lease accounting guidance under ASC 842. The most significant change requires lessees to record the present value of the operating lease payments as right-of-use assets and lease liabilities on the accompanying consolidated balance sheets. The new guidance continues to require lessees to classify leases between operating and financing (formerly "capital leases"). The Company has no financing leases as of December 31, 2022.

The Company has one operating lease that was previously recognized under the prior standard, ASC 840 (see Note 6). Upon adoption of ASC 842, the qualifying lease has been recognized as a right-of-use lease asset on the accompanying consolidated balance sheet on December 31, 2022. The lease expires in August 2024. The adoption of ASC 842 resulted in the recognition of right-of-use assets and liabilities - operating totaling $128,387.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

The Company has an operating lease for an office for its corporate headquarters which expires in August 2024. Monthly payments range from $3,934 to $4,291. Rent expenses are recorded on a straight-line basis over the lease term. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

As of 'December 31,	2023
2024	$34,143
2025	-
2026	-
2027	-
Thereafter	-
Present Value Discount	-
Total	$34,143

11.	Income Taxes

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$(917,727)	$(468,925)
Valuation Allowance	917,727	468,925
Net Provision For Income Tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$(1,908,534)	$(990,807)
Valuation Allowance	1,908,534	990,807
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $6,395,891, and the Company had state net operating loss (“NOL”) carryforwards of approximately $6,395,891. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12.	Related Party

There are no related party transactions as of December 31, 2023 and 2022.

13.	Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

14.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through October 09, 2024, which is the date the consolidated financial statements were available to be issued.

In July 2024, the Company amended its 2018 stock option plan to decrease the authorized number of shares to be issued under the plan from 1,000,000 to 754,467.

In July 2024, the Company approved a new 2024 Stock Option Plan and reserved 445,533 shares of common stock to be issued under the new plan. Till the date these consolidated financial statements were available to be issued, the Company granted 110,075 options under the new plan and cancelled 13,299 options due to death of the option holder.

The Company launched a Crowdfunding campaign pursuant to Regulation Crowdfunding with StartEngine as its registered platform. The Company is offering common stock with an offering price of $9.18 per share.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

15.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,090,860, an operating cash outflow of $1,377,679, and liquid assets in cash of $1,180,996, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Notes to Financial Statements

For The Year Ended to December 31, 2023, and December 31, 2022

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

The Company's business is dependent on successful clinical trials of its products as well as FDA clearances/approvals for its products. The Company has three FDA clearances for medical devices, two of which were obtained by the fourth quarter of 2017. After learning of high-need drug indications the core technology could service via investigator-initiated clinical trials, the Company removed these initially cleared medical devices from commercial sale to focus its efforts on achieving these higher-value drug indications. In 2020, the Company conducted human clinical trials of its foundational product as a COVID-19 therapeutic. In 2022, the Company entered into a licensing agreement for a biologic product it developed and is pending FDA approval. The Company has also packaged two of its currently FDA-cleared products for out-licensing to advanced wound care organizations with the intent to receive additional upfront and future royalty payments to aid in funding its pharmaceutical drug trials. The Company is currently in the process of raising funds to dramatically increase its drug development pipeline through expanded clinical trials for multiple disease indications and the buildout of staffing required to conduct such drug development. Failure to obtain meaningful clinical data, get further clearances/approvals from the FDA, or an inability to successfully develop license or market products could have a material adverse effect on the business, prospects, or operations of the Company.

The Company has incurred operating losses and negative operating cash flows before financing activities since inception and has primarily relied on equity financing to fund its operations and may need to continue to raise additional capital to continue operations. The Company is subject to risk associated with a company at its relatively early stage, including the need to develop, demonstrate and refine its products and services, produce successful results from clinical trials, expand its management and technical team, obtain customers upon placing products for sale and ultimately sustain its profitability. Management believes that with its plans to carry out clinical trials and obtain additional financing, it will be able to maintain operations and continue research and development for a year from the report date of these consolidated financial statements. Failure to generate sufficient revenue or obtain financing could have a material adverse effect on the Company's financial condition. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

16.	Unaudited Subsequent Events

The Company launched a Crowdfunding campaign pursuant to Regulation Crowdfunding with StartEngine as its registered platform. The Company is offering common stock with an offering price of $9.18 per share. As of the close of campaign on March 15, 2025, the Company had raised $2,362,446 from 731 investors.

In December 2024, the Company entered into a share purchase agreement with a certain investor for sale of common stock of up to $75,000,000 (the “Aggregate limit”) contingent upon the Company achieving a public listing of its common stock. The agreement allows the Company to put its common stock to the investor at 90% of the average daily closing prices during the draw-down pricing period and the draw down amount not exceeding 300% of the average trading volume of 15 days immediately preceding the draw down exercise date. The agreement allows the Company to put restrictions on stock sales volume by investor, prohibitions on short selling by investor and the Company being able to set a threshold ‘floor’ price during draw-down periods. On public listing date, the Company shall issue a warrant to the investor granting the right to purchase the Company’s common stock representing 4% of the total equity interest. The Company shall pay a commitment fee of 1% of the Aggregate limit either in cash or common stock under the agreement. If the Company is sold in a private transaction, a fee of 1% of the total consideration received by the Company shall be paid to the investor.

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